15025765

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 16 2015 Washington DC

SEC FILE NUMBER
8-49595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 Avenue of the Americas, Suite 1601
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamess E. Gaffney 212-218-7482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Suite 620, San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ________James E. Gaffney____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Capital Growth Securites LLC____, as of _______December 31______________________________, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

______________Managing Member________
Title

3/14/15
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARIA GALLAGHER CHUBB, Notary Public
Newtown Twp., Bucks County
My Commission Expires April 22, 2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Capital Growth Securities LLC

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Growth Securities LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As disclosed in Note 5 to the financial statements at December 31, 2014 the Company had a net capital deficiency of $(10,009). The Company is required to maintain a net capital of $5,000. Our opinion is not modified with respect to this matter.

EisnerAmper LLP

San Francisco, CA
March 13, 2015

Capital Growth Securities LLC

Statement of Financial Condition

December 31, 2014

ASSETS:		
Cash	$	34,226
Accounts Receivable		33,656
Prepaid Fees		1,356
Receivable from Affiliate		2,158
Total Assets	$	71,396
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	5,902
Deferred Revenue		33,333
Total Liabilities		39,235
MEMBERS' EQUITY		32,161
Total Liabilities and Members' Equity	$	71,396

See accompanying notes

Capital Growth Securities LLC

Statement of Operations

For the Year Ended December 31, 2014

Revenues:	
Consulting Fees	$ 449,987
Expenses:	
Research, consulting and other expenses paid to affiliate	45,800
Consulting Fees	8,314
Legal and Professional Fees	7,892
Regulatory Fees	5,873
Miscellaneous	882
Total Expenses	68,760
Income before Income Tax Provision	381,227
Income Tax Provision	(961)
Deferred Income Tax Benefit	9,388
Net Income	$ 389,654

See accompanying notes

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2014

		Members' Equity
Balance at December 31, 2013	$	49,506
Net Income		389,654
Distributions to Members		(406,999)
Balance at December 31, 2014	$	32,161

See accompanying notes

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Income	$	389,654
Adjustments to reconcile net income to net cash flows from operating activities:		
Deferred Tax Benefit		(9,388)
Increase in Accounts Receivable		(1,653)
Increase in Deferred Revenues		33,333
Decrease in Accounts Payable and Accrued Expenses		(145)
Net Cash Flows from Operating Activities		411,801
Cash Flows from Financing Activities:		
Cash Distributions to Members		(406,999)
Net Cash Flows from Financing Activities		(406,999)
Decrease in Cash and Cash Equivalents		4,802
Cash, beginning of year		29,424
Cash, end of year	$	34,226

Supplemental Cash Flow Data:

Income Taxes Paid	$	961
Interest Paid	$	-

See accompanying notes

Capital Growth Securities LLC

Notes to Financial Statements
December 31, 2014

1. Organization

Capital Growth Securities LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. Accounting Principles and Policies

Cash
Cash consists of deposits in checking and savings accounts with a commercial bank. Balances in these accounts may exceed federally insured limits from time to time.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2014 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Revenue recognition
Payments received by the Company in advance of being earned are treated as deferred revenue. As of December 31, 2014, the Company had deferred revenue of $33,333. Revenue is recorded as per the terms of the consulting service agreements over the period when services are provided and revenue is determined.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company earns its revenue by generating consulting fee income from providing business development advice to investment management firms. The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2014 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes

As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax. The Company is subject to examination and adjustment of its Unincorporated Business Tax for the years subsequent to 2010, or for years subsequent to 2007 if the examination successfully asserts an understatement of gross income that exceeds 25% of the gross income reported in the original return. Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

3. **Concentrations of Risk**

For the year ended December 31, 2014, the top three of the Company's clients accounted for approximately 57% of the Company's revenue and one client accounted for 92% of the Company's year end accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

4. **Related Party Transactions**

During 2014, the Company paid $45,800 to another company having common ownership with the ultimate owners of its members (affiliates) for research, consulting, market data, office supplies, connectivity, rent and printing. All of these expenses were paid for pursuant to an expense sharing agreement between the Company and the affiliate.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital (deficit) of ($5,009) which resulted in a net capital deficiency of ($10,009). The Company is required to maintain a net capital of $5,000. Due to the net capital deficiency the Company did not meet the required aggregate indebtedness to net capital ratio. The Company has notified FINRA and taken corrective actions to address the capital deficiency. Capital Growth Securities LLC is exempt from the provision of Rule 15c3-3 under Section (k) (2)(i) of the Securities Exchange Act of 1934, because it meets the exceptions provided within Section (k)(2)(i).

6. Subsequent Events

Subsequent to December 31, 2014, the Company paid capital distributions of $75,000 to the members.

Capital Growth Securities LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2014

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

NET CAPITAL		
Total Members' Equity	$	32,161
Deductions and/or charges:		
A. Non-allowable assets		
Receivables from clients		(33,656)
Prepaid fees		(1,356)
Receivable from affiliate		(2,158)
Total non-allowable assets		(37,170)
Net capital (deficit)	$	(5,009)
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and deferred revenue	$	39,235

Schedule I
(continued)

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,616
Minimum dollar net capital required	$ 5,000
Net capital required	$ 5,000
Excess net capital at 1500%	not meaningful
Excess net capital at 1000%	not meaningful
Percentage of aggregate indebtedness to net capital	not met

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2014)

	Net Capital (deficit)
Net capital, as reported in company's Part IIA (Unaudited) FOCUS report	$ 49,710
Non-allowable accounts receivable	(33,656)
Adjustments related to deferred revenue and accrued expenses	(21,063)
Net capital (deficit) per this Schedule I	$ (5,009)

Capital Growth Securities LLC's Exemption Report

Capital Growth Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Growth Securities LLC

I, James E. Gaffney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

March 12, 2015

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Capital Growth Securities LLC

We have reviewed management's statements, included in the accompanying Capital Growth Securities LLC's Exemption Report, in which (1) Capital Growth Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
March 13, 2015